Exhibit (a)(5)(B)

Pixelworks Announces Expiration and Results of Put Option for 1.75% Convertible

Subordinated Debentures Due 2024

San Jose, Calif., May 12, 2011 — Pixelworks, Inc. (NASDAQ:PXLW), an innovative provider of powerful video and pixel processing technology, announced today the expiration and results of the option of holders of the 1.75% Convertible Subordinated Debentures Due 2024 (the “Notes”) to require Pixelworks to purchase, on May 16, 2011, all or a portion of such holders’ Notes (the “Put Option”) at a purchase price in cash equal to 100 percent of the principal amount of the Notes plus any accrued and unpaid interest. The Put Option expired at 5:00 p.m., New York City time, on May 11, 2011.

Based on the information received from Wells Fargo Bank, National Association, as paying agent for the Put Option, Notes with an aggregate principal amount of $15,779,000 were validly surrendered for purchase pursuant to the Put Option and not withdrawn. Pixelworks has accepted for purchase all of these Notes for a purchase price of $1,000 in cash per $1,000 principal amount of Notes. The Company will promptly deliver the aggregate purchase price for the accepted Notes to the paying agent for distribution to the holders of the surrendered Notes. Accrued interest on the Notes up to, but excluding, May 16, 2011, will be paid to the record holders of Notes as of the close of business on May 1, 2011, prior to or concurrently with the purchase of Notes pursuant to the Put Option. After the purchase of the Notes pursuant to the Put Option, none of the Notes will remain outstanding.

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.

About Pixelworks, Inc.

Pixelworks, headquartered in San Jose, California, is an innovative designer, developer and marketer of video and pixel processing technology, semiconductors and software for high-end digital video applications. At design centers in Shanghai and San Jose, Pixelworks engineers push pixel performance to new levels for leading manufacturers of consumer electronics and professional displays worldwide.

For more information, please visit the Company’s Web site at www.pixelworks.com.

Contact Information:	Steven Moore
Pixelworks, Inc.
408-200-9221
smoore@pixelworks.com

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Note: Pixelworks and the Pixelworks logo are registered trademarks of Pixelworks, Inc. All other trademarks are the property of their respective owners.